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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 30, 2015

Amy W. Miller

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Term Fund I (formerly, Triloma EIG Trust), File Nos. 333-202216 and 811-23032
Triloma EIG Global Energy Master Fund, LLC (formerly, Triloma EIG Global Energy Fund, LLC), File No. 811-23033

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Term Fund I (the “Feeder Fund”) and Triloma EIG Global Energy Master Fund, LLC (the “Master Fund” and, together with the Feeder Fund, the “Funds”), closed-end management investment companies, electronically transmitted for filing, respectively, is Pre-Effective Amendment No. 1 to the Feeder Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and Securities Act of 1933, as amended, and Amendment No. 1 to the Master Fund’s Registration Statement on Form N-2 under the 1940 Act.  The purpose of these filings is to complete any outstanding items in the Registration Statement and to respond to your written comments dated March 20, 2015.  The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

TRILOME EIG GLOBAL ENERGY TERM FUND I

PROSPECTUS

Cover Page (Outside Front Cover)

Comment 1.                            The paragraph on Investment Objectives states that “Triloma EIG Global Energy Fund I (“the Fund”) is a series of Triloma EIG Trust (“the Trust”).”  Since Section 18(f)(2) of the Investment Company Act of 1940 (“1940 Act”) only permits registered open-end funds to operate as series companies, the Fund, which is a closed-end fund, may not operate as a series company.  Accordingly, please remove all references to the Triloma EIG Global Energy Fund I as a series of the Triloma EIG Trust.  Also, currently the registrant has two different names (“Triloma EIG Global Energy Fund I” and “Triloma EIG Trust”).  Please select a single name for the registrant.

Response 1.                         We have removed all references to Triloma EIG Global Energy Fund I as a series of the Triloma EIG Trust, and have changed the name of the registrant to Triloma EIG Global Energy Term Fund I.

Comment 2.                            The paragraph on Principal Investment Strategies states that the “Fund seeks to achieve its investment objectives by investing primarily in a global portfolio of privately originated energy company and project debt.”  Please explain how “global” is defined by revising the disclosure to expressly describe how the Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world.  See Investment Company Act Rel. No. 24828 (Jan. 17, 2001), n. 42.  For example, statements to the effect that the Fund will invest “primarily” or “a majority of its assets” in non-U.S. securities would be acceptable.

Response 2.                         The disclosure has been revised accordingly.

Comment 3.                            The Principal Investment Strategies further state that the Fund will invest at least 80% of its total assets in debt and equity investments of energy companies and projects, and lists the energy company and project investment sub-sectors as follows: (i) upstream; (ii) midstream; (iii) downstream; (iv) power; (v) renewables; (vi) resources; (vii) infrastructure; and (viii) other energy.  Please provide a cross-reference to the page that provides the definition for each sub-sector (e.g., Page 37).

Response 3.                         The disclosure has been revised accordingly.

Comment 4.                            The paragraph titled “The Advisors” identifies Triloma Energy Advisors, LLC (“Triloma”) as the Master Fund’s investment advisor and EIG Credit Management Company, LLC (“EIG”) as the Master Fund’s investment sub-advisor, but is silent as to which entity advises the Fund.  Please revise the disclosure in this section to identify who advises the Fund.

Response 4.                         The Feeder Fund invests all or substantially all of its assets in the Master Fund. As such, the Feeder Fund does not have an investment adviser or sub-advisor. The Advisors manage and operate the investments of the Master Fund pursuant to an Investment Advisory Agreement between Triloma and the Master Fund and a Sub-Advisory Agreement between Triloma and EIG. The disclosure has been revised accordingly to clarify this arrangement.

Cover Page (Page 1)

Comment 5.                            Please move the bold bullet-point risk factors that identify the offering as high risk (currently located on Page 1) to the Outside Front Cover of the prospectus.

Response 5.                         The disclosure has been revised accordingly.

Comment 6.                            The third bullet point risk factor states that “[a]lthough the Fund has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase at one time.”  Please revise the bullet point risk factor to specify that the Fund will only repurchase a maximum of 2.5% of Shares outstanding per quarter, as described on Page 15.

Response 6.                          The disclosure has been revised accordingly.

Comment 7.                            The fourth bullet point risk factor states that “[t]he Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment.  Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.”  Please further disclose that distributions may be funded in significant part from the waiver of certain expenses that will be subject to future repayment by the Fund, thus reducing the amounts available for distribution to future Shareholders.  Finally, disclose the possibility of a return of capital and the effect of future repayment of waived expenses in all subsequent discussions of distributions.

Response 7.                         The disclosure has been revised accordingly.

Comment 8.                            Please add the following additional bold bullet-point risk factors:

(a)                                 Because the Fund is newly-organized with no operating history, its common Shares have no pricing or performance history;

(b)                                 If a Shareholder is unable to sell his or her Shares, the Shareholder will be unable to reduce his or her exposure on any market downturn; and

(c)                                  The Fund does not intend to list its Shares on any securities exchange and does not expect any secondary market to develop in the Shares in the foreseeable future, which makes them inherently illiquid.

Response 8.                         The disclosure has been revised accordingly.

Summary of Terms — Master/Feeder Structure / Finite Life (Pages 4-5)

Comment 9.                            These sections state that the only Shareholders of the Master Fund will be the Fund and any additional feeder funds that invest all or substantially all of their assets in the Master Fund.  The Feeder Funds are expected to have different finite lives, with the intention of a 1-2 year offering period with a 4-6 year investment period before a liquidation event (e.g., full liquidation of the Feeder Fund), pursuant to which the Feeder Fund will liquidate its portfolio through a cash or in-kind repurchase request to the Master Fund for 100% of its Shares.  Please explain to us how the Master Fund would repurchase a Feeder Fund’s Shares in the Master Fund in a manner that would be consistent with Section 23(c) of the 1940 Act.

Response 9.                         Based on our discussions with the Chief Counsel’s Office on a master/feeder structure for another registrant, we anticipate that the Master Fund will repurchase its shares from a Feeder Fund in accordance with Rule 23c-1 under the 1940 Act.

Summary of Terms — Investment Strategies (Pages 6-8)

Comment 10.                     The first paragraph in this section states that the Fund will invest at least 80% of its total assets in “debt and equity investments of energy companies or projects.”  Please explain how the Fund would invest in a “project.”

Response 10.                  The disclosure has been revised to reflect that the Fund may structure certain investments at the project-level, as opposed to the corporate-level. A project-level investment may involve the transfer of certain company assets to a special purpose vehicle for one or more business reasons, including to facilitate the segregation of assets and liabilities and/or the perfection of a security interest in the relevant assets of the project.

Comment 11.                     The first full paragraph on Page 7 states it is anticipated that a substantial portion of the Fund’s portfolio will consist of senior and subordinated debt, which may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by yield enhancements.  Please also disclose that the Fund may invest in “junk” bonds, consistent with risk disclosure on Page 19.

Response 11.                  We have incorporated disclosure that reflects that the Fund intends to invest in below-investment grade securities.

Comment 12.                     This section states that “there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.”  Please explain how the Fund, which is a global fund, could have no minimum requirement to invest in non-U.S. securities.  Please revise this statement to instead convey that the Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world.  See Comment 2.

Response 12.                  The sentence has been deleted.

Comment 13.                     The last paragraph in this section on Page 8 states that “[w]e will invest on a global basis with an emphasis on the Organization for Economic Cooperation and Development (“OECD”) countries.”  We note that the OECD includes more than 200 member countries.  This list is so broad that it fails to convey in a meaningful fashion in which countries or regions of the world the Fund intends to invest.  We observe that Page 39 of the prospectus states that the Fund “will invest on a global basis with an emphasis on the United States, Canada, Western Europe, Australia and Latin America.”  This type of information seems more likely to be useful to investors than a blanket reference to the OECD.  In order to aid investor comprehension of the Fund’s strategy for global investment, we suggest moving the disclosure on Page 39 closer to the front of the prospectus.

Response 13.                  The disclosure has been revised accordingly.

Summary of Terms — Borrowings (Page 10)

Comment 14.                     This section states that the Fund intends to borrow money for investment purposes and to meet requests for repurchases.  Note 4 to the Fee Table also states that the Fund will borrow.  Please explain if the borrowing would occur at the Master Fund level.

Response 14.                  The disclosure has been revised to reflect that the Master Fund intends to borrow for investment purposes.

Summary of Terms — Management Fee & Administration (Pages 10-11)

Comment 15.                     The Management Fee section states that Triloma is entitled to a base Management Fee that is calculated and payable monthly in arrears at the annual rate of 2.0% of the Master Fund’s average gross assets during the relevant month.  In contrast, the Administration section states that Triloma receives an annual administrative fee ranging between [X]% of the Fund’s assets under management, payable monthly, calculated on a sliding scale basis based on the

Fund’s total assets.  To avoid confusion, please choose a consistent term, and provide a definition.

Response 15.                  The disclosure has been revised accordingly.

Summary of Terms — Incentive Allocation (Page 11)

Comment 16.                     This section states that Triloma EIG Management Company LLC serves as the Manager of the Master Fund and as such is entitled to an Incentive Allocation.  Please explain to us if Triloma EIG Management Company LLC is an investment advisor to the Fund.  If not, please explain why it is permissible for this entity to receive an Incentive Allocation.  Please file a copy of the LLC agreement that sets forth the terms of this arrangement as an exhibit to the registration statement.  We may have further comments.

Response 16.                  Triloma EIG Management Company LLC (the “Manager”) is the “manager” (under Delaware limited liability company law) of the Master Fund and pursuant to the Limited Liability Company Agreement of the Master Fund (the “LLC Agreement”) has delegated all investment advisory responsibilities to the Advisors. The Manager is owned by affiliates of the Advisors, who manage the day-to-day investment operations of the Master Fund. The “manager” of a Delaware limited liability company is functionally similar to the general partner of a Delaware limited partnership and is entitled to receive the Incentive Allocation pursuant to the LLC Agreement. We will provide the LLC Agreement in a subsequent filing for your review and comment.

Comment 17.                     This section states that the Incentive Allocation is calculated and made quarterly in arrears based upon the Master Fund’s “pre-incentive allocation net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Master Fund’s average “adjusted capital,” equal to 1.875% per quarter (or an annualized hurdle rate of 7.50%), subject to a “catch-up” feature.  Please define “adjusted capital.”

Response 17.                  The disclosure has been revised accordingly.

Summary of Terms — Unlisted Closed-End Structure (Page 14)

Comment 18.                     The last sentence states that because an exchange-traded closed-end fund’s Shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.  Please explain the relevance of this statement, given that the Fund’s Shares will not be exchanged-traded.

Response 18.                  The sentence has been deleted.

Summary of Terms — Share Repurchase Program (Pages 14-15)

Comment 19.                     The carryover paragraph states that “[a]t the discretion of the Board of Trustees, the Fund intends to limit the number of Shares to be repurchased during any calendar year to the number of Shares the Fund can repurchase with cash on hand, cash available from borrowings and cash from the sale of its investments as of the end of the applicable period to repurchase Shares.”  (Emphasis added.) If the Fund’s only investment is in the Master Fund, please explain what investments it would sell.  Does this presume that the Master Fund had conducted a tender offer pursuant to which the Feeder Fund had been able to redeem some of its Shares?

Response 19.                  The disclosure has been revised accordingly to reflect that the Feeder Fund will engage in quarterly share repurchases only if and to the extent the Master Fund engages in quarterly share repurchases.

Summary of Terms — Conflicts of Interest (Page 16)

Comment 20.                     This section states that “Triloma, EIG and certain of their affiliates have conflicts of interest in connection with the management of the Fund, including, but not limited to: . . . investments at different levels of an entity’s capital structure by the Fund and other clients of Triloma, EIG or their respective affiliates, subject to the limitations of the 1940 Act . . . .”  If the Fund invests alongside other clients of Triloma, please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act.  Please explain if the Fund intends to seek exemptive relief to engage in joint transactions.

Response 20.                  The Master Fund intends to seek exemptive relief to co-invest in certain investment opportunities with one or more private funds advised or managed by EIG or an affiliate thereof (each, an “EIG Private Fund”). The Master Fund may co-invest in certain other investment opportunities with one or more EIG Private Funds where a determination has been made that such co-investment transaction does not raise an issue under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, including, for example, a co-investment transaction in accordance with the Massachusetts Mutual Life Insurance Co. no-action letter (pub. avail. June 7, 2000).

Risk Factors (Pages 17-21)

Comment 21.                     The Risk Factors section of the synopsis contains 34 risks, all of which are set forth as bullet points, with no observable organizing principles to aid reader comprehension.  Please limit the risks to only principal risks.  In addition, please consider grouping the risks together under an appropriate heading (e.g., “The Fund is Highly Illiquid”) or briefly identify each risk (e.g., “Energy Sector Risks,” “Liquidity,” etc.) and then list in some discernable order (e.g., in order of risk, greatest to least).

Response 21.                  We have revised the risk factors accordingly. We have deleted certain risks and organized them under appropriate headings.

Comment 22.                     The fifth bullet point risk on Page 17 states that “[a]lthough the Fund has implemented a Share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase.”  Please revise the last clause to state that “only 2.5% of outstanding Shares are eligible for repurchase per quarter.”

Response 22.                  The disclosure has been revised accordingly.

Summary of Fees and Expenses (Page 22)

Comment 23.                     Please revise the line-item for Incentive Allocation to include a parenthetical to reflect the maximum (e.g., “(20% of income)”).  In addition, please revise Footnote 3, which corresponds to this line-item, to be consistent with the disclosure elsewhere in the prospectus that discloses the 20% Incentive Allocation.  See, e.g., Pages 11, 88.

Response 23.                  The disclosure has been revised accordingly.

Comment 24.                     We note that the Fund may engage in short sales of securities.  If there is a current intent to engage in short sales, please confirm that the Fee Table will reflect costs associated with short sales, and revise the Fund’s investment strategies and risks, as appropriate.

Response 24.                  The Fund does not currently intend to engage in short sales. The disclosure has been revised accordingly.

Comment 25.                     With respect to the discussion of the Expense Support and Reimbursement Agreement in Footnote 6 of the Summary of Fees and Expenses Table:

(a)                                 Please explain the anticipated time frame of the “Expense Support Payment Period;

Response 25(a). We currently expect that the expense support arrangement will continue until the Fund has achieved economies of scale sufficient to ensure that it can bear a reasonable level of expenses in relation to its income.

(b)                                 File the Expense Support and Reimbursement Agreement as an exhibit to the registration statement;

Response 25(b). We will file the Expense Support and Reimbursement Agreement once it is finalized, reviewed and approved by the Board of Trustee and the Funds’ organizational board meeting.

(c)                                  Explain why EIG is paying all of the Master Fund’s expenses during the Expense Support Payment Period;

Response 25(c). The purpose of this arrangement is to ensure that no portion of any distributions will be paid from offering proceeds or borrowings.

(d)                                 Provide an analysis of the expenses waived pursuant to the Expense Support and Reimbursement Agreement and inform us if a liability for waived expenses will be included in the seed financial statements (see ASC 450-20-25);

Response 25(d). We anticipate disclosure in our financial statements of any amounts subject to contingent reimbursement per the Expense Support and Reimbursement Agreement.

(e)                                  Define “operating expenses” and “other operating expenses” (e.g., does the waiver include the advisory fee, incentive fee, interest expense, AFFE, etc.); and

Response 25(e). The definitions of “operating expenses” and “other operating expenses” will be provided once the Expense Support and Reimbursement Agreement is finalized.

(f)                                   Please clarify that “[t]he Expense Support and Reimbursement Agreement provides that the Master Fund will be obligated to reimburse EIG for any such payments over a three year period from the date the relevant Master Fund expenses were incurred as long as such reimbursement does not result in the Master Fund’s other expenses exceeding the agreed upon expense cap at the time of reimbursement” (italicized language added).

Response 25(f). We acknowledge the comment and we will reflect the revisions in the final Expense Support and Reimbursement Agreement.

Comment 26.                     This section states that “[t]he proceeds from the sale of Shares, not including the amount of any sales loads paid by investors and net of the Fund’s fees and expenses, are invested by the Fund as soon as practicable after the Fund’s receipt of such proceeds, to pursue its investment program and strategies in the Master Fund.”  (Emphasis added.) Please revise this section to clarify whether the registrant expects the investment period to exceed three months, in which case the reasons for the expected delay should be stated.  See Guide 1 to Form N-2.

Response 26.                  The disclosure has been revised accordingly.

Management Fee and Incentive Allocation — Incentive Allocation (Pages 87-88)

Comment 27.                     The second bullet on Page 88 states that “100% of the Master Fund’s pre-incentive allocation net investment income, if any, that exceeds the hurdle rate but is less than or equal to [2.344]% in any calendar quarter (9.376% annualized) is payable to Triloma and EIG.”  (Emphasis added.) Please include the italicized information in other Incentive Allocation disclosure sections throughout the prospectus.

Response 27.                  The disclosure has been revised accordingly.

Comment 28.                     Please provide several examples after the graphical representation of the Incentive Allocation on Page 88 to illustrate how the incentive fee would be calculated under several different scenarios using “adjusted capital.”

Response 28.                  The disclosure has been revised accordingly.

Net Asset Value Determination in Connection with this Continuous Offering (Page 32)

Comment 29.                     Please revise the second paragraph of this section to state that net asset value shall be determined within forty-eight hours before a sale.  See Section 23(b) of the 1940 Act.

Response 29.                  The disclosure has been revised accordingly.

TRILOMA EIG GLOBAL ENERGY MASTER FUND, LLC

PROSPECTUS

Item 10.1 — Capital Stock

Comment 30.                     This section states “the Board may cause the Fund to repurchase Interests or portions of a Member or any person acquiring an Interest or portion thereof from or through a Member if the Board determines or has reason to believe” that certain enumerated criteria apply.  Please explain how this policy complies with Section 23(c) of the 1940 Act and the Rules thereunder.

Response 30.                  The disclosure has been revised accordingly.

OTHER INFORMATION

Signature Pages

Comment 31.                     Once the Boards have been constituted (e.g., independent trustees appointed), please confirm that the next amendment to the Fund’s registration will be executed in accordance with Section 6 of the Securities Act of 1933 (“Securities Act”).  Please ensure that the Master Fund and its officers and trustees sign the Fund’s registration statement.

Response 31.                  We confirm that the Board of Trustees will execute the registration statement, in a subsequent amendment following the Funds’ organizational board meeting.

GENERAL COMMENTS

Comment 32.                     We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 32.                  We acknowledge the comment.

Comment 33.                     If you intend to omit certain information from the forms of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendments.

Response 33.                  We acknowledge the comment.

Comment 34.                     Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response 34.                  We have submitted an exemptive application to permit the Master Fund to co-invest in certain investment opportunities with one or more private funds advised by EIG or an affiliate.

Comment 35.                     Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 35.                  We acknowledge the comment.

Comment 36.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Funds and their management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 36.                  We acknowledge the comment.

Comment 37.                     Notwithstanding our comments, in the event a Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 37.                  We acknowledge the comment.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz